Filed Pursuant to Rule 424(b)(3)

Registration No. 333-265532

Prospectus Supplement No. 1

Dated July 22, 2022

(To Prospectus dated June 23, 2022)

U.S. Energy Corp.

19,905,736 Shares of Common Stock

This prospectus supplement (“Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus (“Prospectus”), dated June 23, 2022, related to the offering by certain stockholders of U.S. Energy Corp., a Wyoming corporation (the “Company”) named therein of 19,905,736 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share (“Common Stock”).

Specifically, the following amends and restates, and updates (1) certain portions of the cover page of the Prospectus and (2) the table under the section entitled “Selling Shareholders” of the Prospectus, to account for a transfer of Common Stock by certain of the selling shareholders named in the Prospectus, that the Company is aware of since the date of the Prospectus.

The Company has been made aware that (a) on July 20, 2022, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), Synergy Offshore LLC (“Synergy”), transferred an aggregate of 6,546,384 shares of common stock of the Company which it held to: The Estate of Emil Bernard Brauer (32,766 shares); Geoffrey Gayle (163,831 shares); Melanie Hightower 2021 Family Trust (1,013,700 shares); Hightower 2021 Descendants’ Trust (1,013,699); King Oil & Gas Company, Inc. (2,027,399 shares); Wesley LaRue (81,916 shares); Phuong Le (81,916 shares); Robert Meyer (131,065 shares); The Estate of Pam Murray (54,610 shares); The Estate of Reno Roncco (163,831 shares); and Katla Energy Holdings LLC (1,781,651 shares)(collectively, the “Synergy Transferees”); and (b) on July 19, 2022, in a transaction exempt from the registration requirements of the Securities Act, Lubbock Energy Partners LLC (“Lubbock”, and together with Synergy, the “Transferors”), transferred an aggregate of 6,568,828 shares of common stock of the Company which it then held to: Katla Energy Holdings LLC (3,071,914 shares); WDM Family Partnership, LP (3,071,914 shares); H. C. Kip Ferguson, III (225,000 shares); Bryce Mueller (40,000 shares); Robert Eckols (75,000 shares); Chris Gehrels (75,000 shares); David Vitrella (10,000 shares); and Katla Energy Holdings LLC (3,071,914 shares) (collectively, the “Lubbock Transferees” and together with the Synergy Transferees, the “Transferees”, and the transfers of such Shares, the “Transfers”).

This prospectus supplement is provided solely to update the selling stockholders table in the Prospectus to reflect certain transfers or other assignments of shares of our common stock beneficially owned by certain of the selling shareholders identified herein and to update the cover page of the Prospectus in connection therewith.

This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus and all supplements thereto.

The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Our Common Stock is traded on The Nasdaq Global Market under the symbol “USEG.” On July 21, 2022, the closing price of our common stock was $3.60 per share.

Investing in our common stock involves a high degree of risk. You are urged to read the section entitled “Risk Factors” beginning on page 10 of the Prospectus, which describes specific risks and other information that should be considered before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The first, second and third paragraphs of the cover page of the Prospectus are replaced with the following, in order to take into account the Transfers:

This prospectus relates to the resale by the selling shareholders named herein of 19,905,736 shares of common stock, par value $0.01 per share, which we refer to as common stock, of U.S. Energy Corp., which we refer to as us, we, the Company, the Registrant or U.S. Energy, representing shares of common stock issued to the selling shareholders and/or parties which subsequently transferred shares to the selling shareholders, pursuant to certain Purchase and Sale Agreements, described in greater detail under “Prospectus Summary—Purchase and Sale Agreements”, beginning on page 3. The selling shareholders are described in greater detail under “Selling Shareholders”.

The shares of common stock described in this prospectus and any prospectus supplement may be offered for sale from time to time by the selling shareholders named herein and therein, however, our registration of the shares covered by this prospectus does not mean that the selling shareholders will offer or sell any of the shares. The selling shareholders may offer and sell the shares in a variety of transactions as described under the heading “Plan of Distribution” beginning on page 19, including transactions on any stock exchange, market or facility on which our common stock may be traded, in privately negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. We have no basis for estimating either the number of shares of our common stock that will ultimately be sold by the selling shareholders or the prices at which such shares will be sold.

Certain of the selling shareholders are entities which are controlled by, among other parties, members of our Board of Directors.

The “Selling Shareholders” section of the Prospectus is updated to update the selling shareholders table in the Prospectus to reflect the Transfers by the Transferors, in order to (A) reduce the number of shares beneficially owned by the Transferors and remove the Transferors as selling shareholders in the Prospectus and (B) include the Transferees as selling stockholders in the Prospectus, along with the number of shares now held by each of the Transferees:

SELLING SHAREHOLDERS

As described in greater detail in the Prospectus under, “Prospectus Summary—Stock Purchase Agreements—Registration Rights Agreement”, the selling shareholders named in this prospectus and any prospectus supplement (or certain parties who have subsequently transferred shares to the selling shareholders) are parties to a registration rights agreement, dated January 5, 2022, with the Company and are entitled to have the shares of common stock registered for resale under the Securities Act pursuant to that registration rights agreement.

The following table provides information regarding the selling shareholders and the number of shares the selling shareholders are offering under the Prospectus, as supplemented by this Prospectus Supplement. Under the rules of the Securities and Exchange Commission (the “SEC”), beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Beneficial ownership is determined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and generally includes voting or investment power with respect to securities, including any securities that grant the selling shareholders the right to acquire common stock within 60 days of July 21, 2022. We believe that the selling shareholders have sole voting and investment power with respect to all shares beneficially owned. Except as set forth in the footnotes below, the selling shareholders are not affiliated with a broker-dealer registered under the Exchange Act.

The shares may be sold by the selling shareholders, by those persons or entities to whom the selling shareholders transfer, donate, devise, pledge or distribute shares or by other successors in interest. The information regarding shares beneficially owned after this offering assumes the sale of all shares offered by the selling shareholders in this prospectus and any prospectus supplement. The selling shareholders may sell less than all of the shares listed in the table. In addition, the shares listed below may be sold pursuant to this prospectus and any prospectus supplement or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares the selling shareholders will sell under this prospectus and any prospectus supplement.

Information regarding the selling shareholders may change from time to time. Any such changed information will be set forth in supplements to the Prospectus and any prospectus supplement or amendments to the registration statement of which the Prospectus forms a part, if required.

	Number of Shares of Common Stock Beneficially Owned Prior to this Offering (+)			Number of Shares of Common Stock Being Offered (#)	Beneficial Ownership of Common Stock After Registration
Name of Selling Shareholder	Number	Percentage			Number	Percentage
Banner Oil & Gas, LLC (1)(12)	5,668,121	22.1%		5,668,121	—	—
Bryce Mueller (14)	40,000	*	%	40,000	—	—
Chris Gehrels (14)	75,000	*	%	75,000	—	—
David Vitrella (14)	10,000	*	%	10,000	—	—
Geoffrey Gayle (13)	163,831	*	%	163,831	—	—
H. C. Kip Ferguson, III (14)	225,000	*	%	225,000	—	—
Hightower 2021 Descendants’ Trust (2)(12)	1,013,699	3.9%		1,013,699	—	—
Katla Energy Holdings LLC (3)(13)(14)	4,853,565	18.9%		4,853,565	—	—
King Oil & Gas Company, Inc. (4)(13)	2,027,399	7.9%		2,027,399	—	—
Llano Energy LLC (5)(12)	688,273	2.7%		688,273	—	—
Melanie Hightower 2021 Family Trust (6)(13)	1,013,700	3.9%		1,013,700	—	—
Phuong Le (13)	81,916	*	%	81,916	—	—
Robert Eckols (14)	75,000	*	%	75,000	—	—
Robert Meyer (13)	131,065	*	%	131,065	—	—
The Estate of Emil Bernard Brauer (7)(13)	32,766	*	%	32,766	—	—
The Estate of Pam Murray (8)(13)	54,610	*	%	54,610	—	—
The Estate of Reno Roncco (9)(13)	163,831	*	%	163,831	—	—
WDM Family Partnership, LP (10)(14)	3,071,914	12.0%		3,071,914	—	—
Wesley LaRue (13)	81,916	*	%	81,916	—	—
Woodford Petroleum, LLC (11)(12)	434,130	1.7%		434,130	—	—
	19,905,736			19,905,736

# Assumes the sale of all shares offered herein.

(+) “Beneficial ownership” means that a person, directly or indirectly, has or shares voting or investment power with respect to a security or has the right to acquire such power within 60 days. The percentage is based upon 25,677,875 shares of our common stock outstanding as of July 21, 2022 (the “Date of Determination”).

(1) Shares held by Banner Oil may be deemed to be beneficially owned by Sage Road Capital, LLC (“Sage Road”), which indirectly owns a majority of, and controls, Banner Oil, and by Mr. Joshua L. Batchelor and Mr. Benjamin A. Stamets, due to their status as co-Managing Partners of Sage Road.

(2) Shares held by Hightower 2021 Descendants’ Trust may be deemed to be beneficially owned by Maxwell Lee Hightower, Jr., its Trustee.

(3) Shares held by Katla Energy Holdings LLC may be deemed to be beneficially owned by John A. Weinzierl, its Chief Executive Officer.

(4) Shares held by King Oil & Gas Company, Inc. may be deemed to be beneficially owned by Duane H. King, its President.

(5) Shares held by Llano may be deemed to be beneficially owned by Sage Road, which indirectly owns a majority of, and controls, Llano, and by Mr. Joshua L. Batchelor and Mr. Benjamin A. Stamets, due to their status as co-Managing Partners of Sage Road.

(6) Shares held by the Melanie Hightower 2021 Family Trust may be deemed to be beneficially owned by Melanie Hightower, its Trustee.

(7) Shares held by The Estate of Emil Bernard Brauer may be deemed to be beneficially owned by Daphne Brauer O’Sullivan, its Independent Executrix.

(8) Shares held by The Estate of Pam Murray may be deemed to be beneficially owned by Travis Murray, its Executor.

(9) Shares held by The Estate of Reno Roncco may be deemed to be beneficially owned by Thomas Roncco its Executor.

(10) Shares held by WDM Family Partnership, LP may be deemed to be beneficially owned by Wallis T. Marsh, its President.

(11) Shares held by Woodford may be deemed to be beneficially owned by Sage Road, which indirectly owns a majority of, and controls, Woodford, and by Mr. Joshua L. Batchelor and Mr. Benjamin A. Stamets, due to their status as co-Managing Partners of Sage Road.

(12) Represents shares of common stock issued to the holder pursuant to the Purchase Agreements, discussed in greater detail above under “Prospectus Summary—Stock Purchase Agreements”, beginning on page 3.

(13) Represents shares of common stock issued to Synergy Offshore LLC (“Synergy”) pursuant to the Purchase Agreements, discussed in greater detail above under “Prospectus Summary—Stock Purchase Agreements”, beginning on page 3, and transferred to the selling shareholder in a private transaction exemption from registration pursuant to the Securities Act.

(14) Represents shares of common stock issued to Lubbock Energy Partners LLC (“Lubbock”) pursuant to the Purchase Agreements, discussed in greater detail above under “Prospectus Summary—Stock Purchase Agreements”, beginning on page 3, and transferred to the selling shareholder in a private transaction exemption from registration pursuant to the Securities Act.

Material Relationships With Selling Shareholders

Board of Directors Membership

Except as described below or in the footnotes above, no selling shareholder has had any material transaction or relationship with us or any of our predecessors or affiliates within the past three years.

(a)	Katla Energy Holdings LLC is beneficially owned by Mr. Weinzierl, who is a member of the Board of Directors and Chairman of the Company;
(b)	Banner Oil, Woodford and Llano are beneficially owned by Mr. Batchelor (among other parties), who is a member of the Board of Directors of the Company; and
(c)	King Oil & Gas Company, Inc. is beneficially owned by Mr. King (among other parties), who is a member of the Board of Directors of the Company.

Purchase Agreements, RRA and Nominating and Voting Agreement

Each of Lubbock, Banner Oil, Woodford and Llano, and Synergy are party to the Purchase Agreements, RRA and Nominating and Voting Agreement, each with the Company, discussed in greater detail above under “Prospectus Summary—Stock Purchase Agreements”, beginning on page 3.

Contribution Agreement

Pursuant to a Contribution Agreement dated January 5, 2022, entered into with each Seller and the Company at Closing, each of the Sellers agreed, among other things, for the purposes of Section 351 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”):

● That the Purchase Agreements, while individual in nature, were negotiated by each Seller collectively with the Company, and are intended to be part of one singular transaction.

● The closing of each Purchase Agreement is conditioned on the consummation of the closing under each of the other Purchase Agreements.

● Following the Closing, the Sellers will control, within the meaning of Section 368(c) of the Code, the Company, with the assets to be acquired by the Company pursuant to the Purchase Agreements collectively constituting the “Contributed Assets”.

● That the intent of the parties is for the Purchase Agreements, and the transactions contemplated thereby, to provide for a tax-free exchange between the Sellers and the Company as described in, and in accordance with, Section 351 of the Code.

Farmout Agreement

On the Closing Date, Synergy and U.S. Energy entered into a Farmout Agreement concerning certain leases located in Glacier and Toole Counties, in Montana, which provides, among other things, the Company a 20% participation right on any type of secondary or tertiary development operations undertaken by Synergy in such properties. Synergy agreed to bear 100% of the drilling, operating, equipping and completing expense associated with the enhancing operations conducted on the properties, subject to such participation right. The Farmout Agreement includes limited tag-along rights for the Company and confidentiality obligations.

Pursuant to the Farmout Agreement, Synergy has the right to purchase back from the Company, any unit or field on the farmout properties for which Synergy has given written notice that it will commence enhancement operations on, and Synergy, in fact, commences such operations, and the unit or field has been affected by production enhancement operations performed by Synergy. The price of said purchase is to be based on the greater of PV-10 value of said unit or field, based on its current Initial Production Rate (“IPR”) at (i) the prevailing commodity price at the time of purchase or (ii) flat pricing of $65.00 per barrel of oil and $3.25 per thousand cubic feet (mcf) of natural gas (the “Repurchase Right”). For so long as Synergy or any of its affiliates has the right to appoint a member of the board of directors of the Company, if (and only if) the proposed purchase price for the sale to Synergy of the applicable farmout properties is less than the Repurchase Price, the sale of such farmout properties shall be subject to the affirmative approval by the disinterested members of the Board of Directors of the Company.

The Farmout Agreement has an initial term of ten years. If Synergy has not conducted any enhancement operations during the term, the Farmout Agreement terminates. If operations have been conducted and Synergy has succeeded in increasing the production of any unit or wells in a unit, the Farmout Agreement continues in full force and effect for so long as there is oil and gas in commercially paying quantities in any unit or field affected by Synergy pursuant to the terms thereof.

Transition Services Agreement

On the Closing Date, the Company entered into a Transition Services Agreement (“TSA”) with Banner Oil, for Banner Oil to provide services in connection with the assets acquired from Banner Oil (“Services”), including (i) land and lease administration services; (ii) revenue and expense accounting services, accounts payable payment services, accounts receivable collection services, division order services, marketing services, and related records services; (iii) information technology services, including all supervisory control and data acquisition (SCADA) and other field data capture, collection and reporting systems, and computer networks and other technology systems related to, or necessary in the operation of, the assets; (iv) tax services; and (v) other transition services and cooperation sufficient to enable the Company to set up its operations and assume the operation of the assets acquired from Banner Oil.

The transition services are to be provided to the Company on an independent contractor basis. The TSA will remain in place for six months (through June 30, 2022), extendable on a month-to-month basis thereafter at the Company’s request, subject to the terms of the agreement, and the Company will pay Banner Oil $90,000 per month during the duration of the TSA, and reimburse Banner Oil for reasonable and documented expenses incurred by Banner Oil, including the cost to maintain insurance. The TSA includes mutual confidentiality and indemnification obligations with the Company agreeing to indemnify Banner Oil in respect to certain third-party claims arising from the Services and Banner Oil agreeing to indemnify the Company against third party claims arising from the willful misconduct or gross negligence of Banner Oil or its related parties.

The date of this prospectus supplement is July 22, 2022.